Amsterdam, June 21, 2013 – AVG Technologies N.V. (NYSE: AVG) announced that AVG has held its annual general meeting of shareholders on Wednesday, June 19, 2013 where John Giamatteo has been appointed as a managing director of AVG’s management board, effective June 19, 2013, for a period of four (4) years ending immediately following the AGM 2017. In addition, Rafal Bator, a partner and board member at Enterprise Investors, which is the adviser to the parent company of PEF Sàrl, a major shareholder of AVG, stepped down as a supervisory director of AVG’s supervisory board, effective June 19, 2013, per the rotation plan of the Supervisory Board as published on AVG’s investor relations website at http://investors.avg.com (Articles of Incorporation and By-laws of the Corporate Governance section), and Colin Tenwick, serving as an independent supervisory director of AVG’s supervisory board since October 2011, was re-appointed by the general meeting of shareholders as a supervisory director of AVG’s supervisory board for a period of four (4) years ending immediately following the AGM 2017.